                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                             POGO PRODUCING COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                           74-1659398
       (STATE OF INCORPORATION                                (I.R.S. EMPLOYER
           OR ORGANIZATION)                                  IDENTIFICATION NO.)

     5 GREENWAY PLAZA, SUITE 2700
            HOUSTON, TEXAS                                          77046
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                          (ZIP CODE)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                  NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED
---------------------------------------           ------------------------------

COMMON STOCK, PAR VALUE $1.00 PER SHARE              NEW YORK STOCK EXCHANGE
                                                        PACIFIC EXCHANGE

         IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), CHECK THE FOLLOWING BOX. [X]

         IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), CHECK THE FOLLOWING BOX. [ ]

  SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:

                                (NOT APPLICABLE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE

                                (TITLE OF CLASS)

     This Amendment No. 1 hereby amends and restates the Registration Statement on Form 8-A originally filed by Pogo Producing Company, a Delaware corporation (the "Company") on November 7, 1978 relating to the Company's Common Stock (as defined below).

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
           -------------------------------------------------------

     The class of securities registered is the common stock, par value $1.00 per share of the Company. The authorized capital stock of the Company currently consists of 200,000,000 shares of common stock and 4,000,000 shares of preferred stock, par value $1.00 per share. The following summary is qualified by reference to the Company's restated certificate of incorporation, a copy of which has been filed as Exhibit 3(a) to the Company's annual report on Form 10-K for the year ended December 31, 1996, filed on March 20, 1997, as amended by the certificate of amendment to the restated certificate of incorporation, a copy of which has been filed as Exhibit 4.3 to the Company's registration statement on Form S-3, filed on May 11, 2001, and by reference to the Company's bylaws, as amended and restated through January 27, 1998, a copy of which has been filed as
Exhibit 3(b) to the Company's annual report on Form 10-K for the year ended December 31, 1997, filed on March 17, 1998.

COMMON STOCK

     The holders of common stock are entitled to any dividends declared from time to time in the discretion of Pogo's board of directors out of funds legally available for that purpose, subject to any preferential rights of any outstanding shares of Pogo's preferred stock. Holders of common stock are entitled to share ratably in Pogo's net assets upon liquidation after the liquidator pays or provides for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The rights of holders of common stock are subject to the rights of holders of any preferred stock that may be issued in the future. The holders of common stock have no preemptive rights to purchase additional shares of Pogo's capital stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other securities. All of Pogo's outstanding shares of common stock are validly issued, fully paid and non-assessable.

     The holders of shares of common stock are entitled to one vote for each share held on all matters submitted to a vote of holders of common stock. Pogo's common stock does not have cumulative voting rights. This means that the holders of a majority of the shares of common stock outstanding can elect all the directors standing for election at any given time if they choose to do so.

PREFERRED STOCK

     The prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. In general, Pogo's board of directors is empowered, without approval of the shareholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. When issued and paid for, all shares of preferred stock will be validly issued, fully paid and non-assessable. Among the specific matters that may be determined by Pogo's board of directors are:

     - the description and number of shares to constitute each series;

     - the annual dividend rate;

     - whether the dividends will be cumulative;

     - the time and price of redemption and the liquidation preference applicable to the series;

     - whether the series will be subject to the operation of a "sinking" or "purchase" fund and, if so, the terms and provisions of that fund;

     - whether the shares of that series will be convertible into shares of any other class or classes and the terms and provisions of those conversion rights; and

     - any voting powers of the shares of that series.

     Pogo's board of directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series if no shares have been issued before that time.

     The issuance of one or more series of our preferred stock could adversely affect the voting power of the holders of Pogo's common stock and could have the effect of discouraging or making more difficult any attempt by a person or group to obtain control of Pogo.

     Pogo's board of directors has reserved for issuance under the Shareholder Rights Plan described below a total of 2,000,000 shares of Pogo's Series A Preferred Stock. Pogo has not issued any shares of Series A Preferred Stock as of the date of this prospectus.

LISTINGS

     Pogo's common stock is listed and traded on the New York Stock Exchange and the Pacific Exchange under the symbol "PPP."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Pogo's common stock is Computershare Investor Services of Dallas, Texas.

SHAREHOLDER RIGHTS PLAN

     Pogo has a shareholder rights plan under which one preferred share purchase right is attached to each outstanding share of Pogo's common stock. Those rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 20% or more of Pogo's outstanding common stock, subject to specified exceptions. Pursuant to action by the board of directors, the former owners of NORIC Corporation, who may be deemed to constitute a group owing more than 20% of Pogo's outstanding common stock, were permitted to become Pogo shareholders without causing the rights to become exercisable. Each right entitles the registered holder to purchase from Pogo one one-hundredth of a share of Series A Preferred Stock at an exercise price of $80, subject to adjustment under specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. Pogo may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The shareholder rights plan and the rights expire in April 2004.

     The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Pogo on terms not approved by the board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors at a time when the rights are redeemable.

     This description of the shareholder rights plan is incomplete and is qualified in its entirety by reference to the plan itself. The plan is filed as an exhibit to Pogo's Annual Report on Form 10-K.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     As permitted by the Delaware corporations statute, Pogo has included in its Restated Certificate of Incorporation a provision that, to the fullest extent permitted by that statute, Pogo's directors will not be liable for monetary damages for breach of their fiduciary duty of care to Pogo and its shareholders. The Restated Certificate of Incorporation provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to Pogo or its shareholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware corporations statute regarding unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Pogo's Bylaws likewise require Pogo to indemnify its directors, officers, employees or other agents to the fullest extent permitted by the Delaware corporations statute, and to advance expenses to its officers and directors as incurred. Pogo also has in place employment agreements with some of its officers providing coverage that is substantially identical to the indemnification provisions in its Bylaws.

ANTI-TAKEOVER PROVISIONS

     The provisions of Pogo's Restated Certificate of Incorporation summarized in the succeeding paragraphs may have an anti-takeover effect. Those provisions may delay, defer or prevent a tender offer or takeover attempt that shareholders might consider in their best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

     Before Pogo can take any of the following actions, holders of at least 80% of Pogo's outstanding shares of common stock must vote in favor of that action:

     - a merger or similar reorganization of Pogo or other specified transactions involving Pogo if the other party to that transaction already beneficially owns 5% or more of Pogo's outstanding common stock and Pogo's board of directors has not approved the transaction prior to the time at which the other party becomes a 5% beneficial owner;

     - an amendment to Pogo's Restated Certificate of Incorporation to alter or change the provision establishing a "classified" board of directors, elected approximately one-third annually; and

     - an amendment to the foregoing and other specified provisions of the Restated Certificate of Incorporation.

     Pogo's board of directors is divided into three classes having staggered terms, with one-third of the directors being elected each year for a term of three years. Pogo's common stock does not have cumulative voting rights. This means that the holders of a majority of the shares of common stock outstanding can elect all the directors standing for election at any given time if they choose to do so. If that happens, then the holders of the remaining shares will not be able to elect any directors.

     Pogo's board of directors may establish by resolution one or more additional series of preferred stock having the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the board of directors without any further stockholder approval. Those rights, preferences, privileges and limitations could impede or discourage attempts to acquire control of Pogo. See the section under the heading "Shareholder Rights Plan" above.

     Pogo's Restated Certificate of Incorporation and Bylaws further provide that:

     - shareholders may act only at an annual or special meeting of shareholders and may not act by written consent, and

     - special meetings of shareholders cannot be called by the shareholders.

     Pogo's Bylaws establish advance notice procedures for the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors and for matters to be brought before an annual meeting of Pogo's shareholders. These procedures require a shareholder to give timely written notice of any nomination for the election of a director in writing to Pogo's corporate secretary prior to the meeting at which directors are to be elected. Also, at an annual meeting, and subject to any other applicable requirements, the only business that may be conducted is generally business that is brought by or at the direction of Pogo's board of directors or by or at the direction of a shareholder who has given Pogo's corporate secretary timely written notice of that shareholder's intention to bring that business before the meeting. For a notice to be timely, Pogo must receive the notice at its principal executive offices not less than 80 days nor more than 110 days prior to the meeting. However, if Pogo provides fewer than 90 days' notice or prior public disclosure of the meeting date, then the shareholder's notice will only be considered timely if Pogo receives the notice at its principal executive offices not later than the 10th day following the day on which Pogo mails the notice or makes the public disclosure about the meeting date. The notice must contain the information specified in the Bylaws.

     Pogo is a Delaware corporation and is subject to Section 203 of the Delaware corporations statute. In general, Section 203 prevents an "interested stockholder" from engaging in a merger or other "business combination," as defined in the statute, with a Delaware corporation for three years following the date the person became an interested stockholder unless one of the following circumstances exists:

     - before the person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; or

     - upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; however, the 85% calculation excludes stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - following the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

An "interested stockholder" is defined generally as a person owning 15% or more of a corporation's outstanding voting stock. Section 203 also provides that there are some other circumstances in which the restrictions described above do not apply. The foregoing summary of Section 203 is not complete. For a complete description, you should refer to Section 203.

ITEM 2.    EXHIBITS.

     No exhibits are filed as part of this registration statement on Form 8-A.

SIGNATURE


         PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED.


                                         POGO PRODUCING COMPANY



DATE: NOVEMBER 1, 2001                   BY: /s/ GERALD A. MORTON
                                            -----------------------------------
                                             GERALD A. MORTON
                                             VICE PRESIDENT -- LAW,
                                             CHIEF REGULATORY OFFICER
                                             AND CORPORATE SECRETARY